UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) informs the market that it received on May 19, 2014 Official Notice GAE 1.948-14 from BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“Official Notice”), the full content of which is transcribed below, and hereby makes the following clarifications in response to said Official Notice.

I. OFFICIAL NOTICE BM&FBOVESPA GAE 0191-14:

“Banco Santander (Brasil) S.A.

Investor Relations Office

Mr. Carlos Alberto López Galán

Dear Sirs,

We request clarifications, until 05/20/2014, on the piece of news aired by Valor Econômico Journal, edition of 05/19/2014, under the heading “Santander seeks acquisition on the payroll loans business”, as well as on other material information.

This request is based on the Cooperation Agreement entered into between CVM and BM&FBOVESPA on December 13, 2011, and failure to comply with this request may subject the company to a fine imposed by the Company Relations Authority – SEP of the CVM, pursuant to CVM Ruling 452/07.

Sincerely,

Nelson Barroso Ortega

Companies Follow-up Management Unit

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

 c.c. CVM - Comissão de Valores Mobiliários

 Mr. Fernando Soares Vieira - Superintendente de Relações com Empresas

Mr. Waldir de Jesus Nobre - Superintendente de Relações com o Mercado e Intermediários”

II. CLARIFICATIONS MADE BY SANTANDER BRASIL:

In answer to the Official Notice, Santander Brasil clarifies that is always looking for expanding its business, and the payroll loans is part of it. In this sense, Santander Brasil has been analyzing growth opportunities on the payroll loans business, though it has not been subject of any binding commitment, until the present moment.

Santander will keep its shareholders and the market informed about the material developments regarding this matter.

São Paulo, May 20, 2014.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 20, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer